SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 25, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X_ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains an extract in Portuguese from the Minutes of the Company's Meeting of the Board of Directors dated June 20, 2002.

EXTRATO DA ATA DA REUNIÃO ORDINÁRIA DO CONSELHO DE ADMINISTRAÇÃO DA COMPANHIA SIDERÚRGICA NACIONAL, REALIZADA EM 20 DE JUNHO DE 2002, E LAVRADA SOB A FORMA DE SUMÁRIO.

NIRE: 33300011595

1. Data: 20 de Junho de 2002.

2. Hora: 09:30h.

3. Local: Rua Lauro Müller, nº 116, sala 3702, Rio de Janeiro, RJ.

4. Presentes: Benjamin Steinbruch (Presidente), Jacks Rabinovich, Antonio Francisco dos Santos, Edmar Lisboa Bacha, Fúlvio Vieira Fonseca, Mauro Molchansky, Dionísio Dias Carneiro Netto, Vagner Laerte Ardeo e Cláudia de Azeredo Santos (Secretário Geral).

6. Assuntos Tratados: 6.7 – Assuntos Gerais - 6.7.1 – Apreciação de Renúncia - O C.A. tomou conhecimento, nesta data, da renúncia apresentada pelo Conselheiro Paulo Guilherme Aguiar Cunha, conforme carta de renúncia que fica arquivada na Secretaria Geral do C.A. Foram consignados os votos de agradecimento ao Conselheiro que ora se retira, pela dedicação e relevantes serviços prestados à Companhia. Atesto que as deliberações aqui transcritas são fiéis ao original da ata arquivada na Sede da Companhia.

COMPANHIA SIDERÚRGICA NACIONAL

Cláudia de Azerêdo Santos
Secretário Geral do Conselho de Administração

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: June 25, 2002